

November 19, 2010

Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re:     Textron Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed February 25, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 3, 2010**
> **Filed July 29, 2010**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your response letter dated October 7, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 21

1.      We have reviewed your response to our prior comment one.  In addition, we have reviewed your proposed expanded disclosure included in Attachment A and your MD&A disclosure regarding "Revenues by Segment" in your Form 10-Q for the quarterly period ended October 2, 2010.  However, we do not believe that your revised disclosure is fully responsive to our prior comment.  While our prior comment suggested improvements that could be made to your disclosure regarding the revenues generated by the Bell segment and Industrial segment, those suggestions were meant as examples only.  In this regard, we believe that your disclosure could be improved at each of your "Manufacturing Group" segments.  As an additional example, please refer to the material variances

identified in your comparative discussion of Textron Systems' revenues for the nine-month periods ended October 2, 2010 and October 3, 2009. These variances appear to relate to at least three of the segment's five operating units. As such, we believe that it would be meaningful to provide a table that presents the revenue attributable to each of that segment's operating units for the comparable reporting periods. Similarly, given the significant decline in jet deliveries by Cessna, it may be appropriate to separately disclose revenue generated from aircraft sales versus aftermarket sales. We believe that the disclosures suggested above would provide context to the sales' variances that you have identified and quantified for Textron Systems and Cessna. Finally, we believe that it may be more meaningful for you to disclose the revenue generated by each of your Industrial segment's major lines of business, rather than solely discussing the percentage by which Kautex's sales changed. Based upon the observations noted above, we reissue our prior comment. Please provide your proposed expanded disclosure as part of your response.

2.    We have reviewed your response to our prior comment two, and we reissue our prior comment, as it relates to the Bell segment. In this regard, we note that increases in deliveries of V-22 and H-1 aircraft resulted in a substantial portion of the changes in revenue generated by the Bell segment's U.S. government contracts for both the three and nine-month periods ended October 2, 2010. In addition, given that increases in the deliveries of your V-22 and H-1 aircraft appear to have contributed materially to the increases in U.S. Government contract revenue since fiscal year 2008, it appears that deliveries of these two aircraft may also represent a material portion of the total U.S. Government contract revenue that has been recognized. In this regard, we believe that disclosure of the revenue generated by the V-22 and H-1 aircraft programs may be material to the understanding of (I) the significance of such contracts to the Bell segment and (II) the segment's performance over comparative reporting periods. Furthermore, we continue to believe that this disclosure will provide readers of your financial statements with additional meaningful context that would be useful in evaluating the variances that have been quantified.

Given the observations noted above, please revise your disclosure regarding the Bell segment in accordance with our prior comment two. In addition, expand your disclosure to clearly explain the underlying reasons for the substantial increases in deliveries of V-22 and H-1 aircraft (e.g., progression within production stage of contracts, timing, etc.), as well as any known trends related to the contracts. We note your concern that the disclosure of certain information may result in competitive harm to your company. However, given that your periodic reports generally have not included quantification of the number of helicopters delivered under the V-22 and H-1 programs – that is, with the exception of the quantification of those delivered in fiscal years 2008 and 2007 in your fiscal year 2009 and 2008 Form 10-Ks – it is not clear to us how the suggested disclosure will allow competitors or potential customers to determine your pricing strategies. Please provide your proposed expanded disclosure as part of your response.

3.    We have reviewed your response to our prior comment three, and we note that you do not intend to revise your disclosure regarding results of operations to quantify and analyze your segments' expenses.  In this regard, we note that you believe (I) segment profit is the most useful measure for your investors to understand and (II) your existing disclosure is more effective in providing investors with information necessary for understanding material trends and fluctuations in your cost structure.  While we acknowledge the significance of segment profit as a measure of segment results, we also note that that segment profit is a net amount.  As such, we believe that segment profit, as well as any changes thereto, would be more thoroughly and effectively explained if your disclosure included a direct analysis of the costs that have been aggregated and netted against revenue to arrive at your profit measure.  Furthermore, it is not clear to us how quantifying the impact of volume fluctuations and other items (e.g., inventory write-downs, warranty expense, and research and development costs) on segment profit provides an understanding of the trends and fluctuations in your segments' cost structures, if you do not also provide readers with quantitative and qualitative information regarding the your segments' cost structures – for example, quantification of the individually material costs recognized by each segment for the reporting periods analyzed in MD&A.  In this regard, supplemental information regarding costs will also allow readers of your financial statements to identify and assess costs that are of a fixed versus variable nature.

      For the reasons cited, we continue to believe that you should present, analyze, and discuss the significant components of costs incurred/recognized by your segments.  In this regard, we believe that the use of additional tables may allow for the most clear and concise presentation of such costs.  As noted in our prior comment, please give appropriate consideration to the level at which costs should disaggregated for purposes of presentation in your tables and analysis. Please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources

Manufacturing Group Cash Flows, page 29

4.    Please refer to your response to our prior comment six.  While we acknowledge that you use the indirect method to prepare your statement of cash flows for financial reporting purposes, we continue to believe that you should revise your disclosure regarding your Manufacturing Group's cash flows from operations to place a greater emphasis on actual cash receipts and cash disbursements.  As noted from your response, your current disclosure attributes a material portion of the change in your company's operating cash flow performance to the change in its working capital.  However, we note that changes in working capital are a reflection of changes in reported asset and liability balances as of two points in time, rather than the sources and uses of cash (i.e., cash flow activity) for a reporting period.  We also note that attempting to explain changes in cash flows from operations based upon changes in working capital oftentimes may be ineffective, given that working capital typically includes the reported cash balance.

Furthermore, we note that you believe that providing a detailed discussion of certain offsetting cash receipts and cash disbursements may not be meaningful.  In this regard, we note that you provide an example in which increases in progress/advance payments related to a production program were offset by increases in inventory purchases related to the same program.  While we acknowledge that materiality would need to be assessed in your particular example, we do not believe that a discussion of offsetting cash inflows and outflows attributed to a particular program should automatically be deemed meaningless without further analysis.  For example, although material changes in cash disbursements related to a particular program may be offset by customer advances, deposits, and/or progress payments, disclosure of such information can provide meaningful information regarding (i) sectors/markets in which your company is focusing its development and/or production efforts and expenditures and (ii) the sources and timing of the cash inflows and outflows attributed to such efforts.  In addition, such disclosure can be expanded to provide insight regarding known trends that are expected to impact cash requirements, cash inflows (e.g., from revenue), and operating results in future reporting periods.

Based upon the observations noted above, please revise your discussion and comparative analysis of the Manufacturing Group's cash flows to identify, quantify, and analyze the impact of any material changes in cash receipts and cash disbursements on your reported cash flows from operations.  In this regard, we note that an appropriate analysis should be provided for all periods in which the sources and uses of cash may have changed materially, including when changes in net reported cash flows from operations may not be material.  Please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 49

5.     Refer to the revised disclosure that you have proposed in response to our prior comment nine.  In your proposed disclosure, you state that you account for all of your rights and obligations under the specific requirements of the V-22 Contracts, as allocated to you under the strategic alliance agreement.  You state further that revenues and costs of sales reflect your performance under the V-22 Contracts, with revenues recognized using the units-of-delivery method.  In this regard, we do not believe that it is clear from your disclosure that with the exception of cost overruns and/or under-runs on "fixed price contracts," profits are allocated between your Bell segment ("Bell") and Boeing on a 50-50 basis.  Please revise your disclosure to clarify.  In addition, expand your disclosure to explain (i) whether Bell is subject to/exposed to potential contingent liabilities related to delivered V-22 aircraft, such as warranty liabilities and product liabilities, based upon its

individual contributions to the V-22 contracts/aircraft (e.g., specific parts that Bell produces and/or contributes) or (ii) the potential contingent liabilities described above are allocated to Bell and Boeing on a 50-50 basis. Furthermore, given the uniqueness of the accounting treatment that has been applied to the strategic alliance between Bell and Boeing, as well as the significance of the annual revenue generated from the delivery of V-22 aircraft, we believe that it may be appropriate for you to provide comparative summarized information regarding the amounts of revenue, net income, and assets that have been recognized in your consolidated financial statements in connection with the strategic alliance. Please revise your disclosure accordingly, or advise. Please also provide your proposed expanded disclosure as part of your response.

Form 10-Q for Fiscal Quarter Ended July 3, 2010

Notes to the Consolidated Financial Statements (Unaudited)

Note 12: Commitments and Contingencies, page 13

6.    We have reviewed your response to our prior comment 23, and we note that you have not accrued any portion of the $87.5 million set out in the verdicts returned against Avco Corporation ("Avco") on April 6, 2010. In this regard, we acknowledge that you have disclosed in your footnotes that you believe it is probable that the verdicts will be reversed through the appellate process. However, in light of the outstanding verdicts, we do not believe that it can be assumed that (I) you have not accrued any portion of the $87.5 million specified in the returned verdicts and (II) that such amount represents your remaining exposure to loss. As noted in your response, ASC Topic 450-20-50-4 requires disclosure of an estimate of the possible loss or range of loss for reasonably possible loss contingencies for which (i) an accrual has not been made or (ii) exposure to loss exists in excess of the amount that has been accrued. In this regard, we do not believe that readers of your financial statements can assess your remaining (i.e., non-accrued) exposure to the Avco litigation matter without insight regarding the extent to which you have accrued for the related verdicts. As such, please revise your disclosure to explicitly state (a) that you have not accrued for any portion of $87.5 million specified in the verdicts returned against Avco or (b) that you continue to be exposed to losses up to such amount. Refer to ASC Topic 450-20-55-36 and 37 for further guidance.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief